UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

George G. Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,608,815
	8	Shared voting power 0
	9	Sole dispositive power 14,608,815
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 14,608,815
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒ See Item 5 of this Schedule 13D/A
13	Percent of class represented by amount in Row (11) 76.0% – See Item 5 of this Schedule 13D/A
14	Type of reporting person IN

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley Revocable Living Trust, dated May 26, 2006
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.0% – See Item 5 of this Schedule 13D/A
14	Type of reporting person OO

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB Family Limited Partnership Florida Intangible Tax Trust
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.0% – See Item 5 of this Schedule 13D/A
14	Type of reporting person OO

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley Grantor Retained Annuity Trust #3, dated December 9, 2008
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,676,150
	8	Shared voting power 0
	9	Sole dispositive power 2,676,150
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 2,676,150
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 31.6% – See Item 5 of this Schedule 13D/A
14	Type of reporting person OO

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB Family Enterprises, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 33,276
	8	Shared voting power 1,156,374
	9	Sole dispositive power 33,276
	10	Shared dispositive power 1,156,374
11	Aggregate amount beneficially owned by each reporting person: 1,156,374
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 19.8% – See Item 5 of this Schedule 13D/A
14	Type of reporting person OO

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB Family Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,407,054
	9	Sole dispositive power 0
	10	Shared dispositive power 1,407,054
11	Aggregate amount beneficially owned by each reporting person: 1,407,054
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 23.0% – See Item 5 of this Schedule 13D/A
14	Type of reporting person OO

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley Grantor Retained Annuity Trust #4, dated November 21, 2008
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 331,762
	8	Shared voting power 0
	9	Sole dispositive power 331,762
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 331,762
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 5.4% – See Item 5 of this Schedule 13D/A
14	Type of reporting person OO

1	Name of reporting person SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GGB II Family Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,737,537
	9	Sole dispositive power 0
	10	Shared dispositive power 9,737,537
11	Aggregate amount beneficially owned by each reporting person: 9,737,537
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 62.9% – See Item 5 of this Schedule 13D/A
14	Type of reporting person OO

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of George G. Beasley, the Chairman of the board of directors and Chief Executive Officer of the Issuer and a citizen of the United States, George G. Beasley Revocable Living Trust, dated May 26, 2006, a trust administered under the laws of Florida (the “RL Trust”), GGB Family Limited Partnership Florida Intangible Tax Trust, a trust administered under the laws of Florida (the “FIT Trust”), George G. Beasley Grantor Retained Annuity Trust #3, dated December 9, 2008, a trust administered under the laws of Florida ( “GRAT #3”), George G. Beasley Grantor Retained Annuity Trust #4, dated November 21, 2008, a trust administered under the laws of Florida (“GRAT #4”), GGB Family Enterprises, Inc., a Florida Corporation with no operations other than those described in Item 3 (“GGB Inc.”), GGB Family Limited Partnership, a Florida limited partnership (“GGB LP”) and GGB II Family Limited Partnership, a Florida limited partnership (“GGB II LP” and together with Mr. Beasley, the RL Trust, the FIT Trust, GRAT #3, GRAT #4, GGB Inc. and GGB LP, the “Reporting Persons”).

Mr. Beasley is the trustee of each of the RL Trust, the FIT Trust, GRAT #3, GRAT #4 and the REB Trust. Mr. Beasley is the sole shareholder of GGB Inc. GGB Inc. is the general partner of each of GGB LP and GGB II LP.

The business address of each of the Reporting Persons is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D filed by George G. Beasley and the other Reporting Persons on January 7, 2004 (the “Original 13D”) is hereby amended to include the following description:

On February 11, 2010, options to purchase 487,500 shares of Class A Common Stock held by Mr. Beasley expired unexercised.

On January 4, 2010, several estate planning transactions were completed as follows: (i) 96,898 shares of the Class B Common Stock owned directly by GGB Inc. were transferred to GGB II LP, (ii) 3,527 shares of Class A Common Stock and 9,538,062 shares of Class B Common Stock directly owned by the RL Trust were transferred to GGB II LP, (iii) 44,206 shares of Class A Common Stock and 54,844 shares of Class B Common Stock directly owned by Mr. Beasley were transferred to GGB II LP, (iv) 482 shares of Class A Common Stock directly owned by Mr. Beasley were transferred to GGB Inc., and (v) 332,171 shares of Class B Common Stock directly owned by the FIT Trust were transferred to GGB LP.

On December 17, 2009, 88,503 shares of the Class B Common Stock directly owned by GRAT #4 were transferred to the RL Trust in an estate planning transaction.

On December 16, 2009, 38,710 shares of the Class B Common Stock directly owned by the RL Trust were transferred to the George Beasley Estate Reduction Trust, dated June 7, 1999 in an estate planning transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original 13D are hereby restated as follows:

(a) Mr. Beasley beneficially owns 14,608,815 shares, or 76.0% of the Issuer’s Class A Common Stock. This amount includes (i) 57,400 shares of Class A Common Stock directly held by Mr. Beasley; (ii) 62,322 shares of Class A Common Stock issuable upon conversion of 62,322 shares of Class B Common Stock held directly by Mr. Beasley; (iii) 1,074,883 shares of Class A Common Stock held by the GGB LP and beneficially owned by Mr. Beasley; (iv) 332,171 shares of Class A Common Stock issuable upon conversion of 332,171 shares of Class B Common Stock held by the GGB LP and beneficially owned by Mr. Beasley; (v) 47,733 shares of Class A Common Stock held by the GGB II LP and beneficially owned by Mr. Beasley; (vi) 9,689,804 shares of Class A Common Stock issuable upon conversion of 9,689,804 shares of Class B Common Stock held by the GGB II LP and beneficially owned by Mr. Beasley; (vii) 482 shares of Class A Common Stock held by the GGB Inc. and beneficially owned by Mr. Beasley; (viii) 33,276 shares of Class A Common Stock issuable upon conversion of 33,276 shares of Class B Common Stock held by the GGB Inc. and beneficially owned by Mr. Beasley; (ix) 6,096 shares of Class A Common Stock held by the REB Trust and beneficially owned by Mr. Beasley; (x) 296,736 shares of Class A Common Stock issuable upon conversion of 296,736 shares of Class B Common Stock held by the REB Trust and beneficially owned by Mr. Beasley; (xi) 2,676,150 shares of Class A Common Stock issuable upon conversion of 2,676,150 shares of Class B Common Stock held by the GRAT #3 and beneficially owned by Mr. Beasley; and (xii) 331,762 shares of Class A Common Stock issuable upon conversion of 331,762 shares of Class B Common Stock held by the GRAT #4 and beneficially owned by Mr. Beasley. The amount does not include 39,835 shares of Class A Common Stock issuable upon conversion of 39,835 shares of Class B Common Stock held by Mr. Beasley’s spouse for which Mr. Beasley disclaims beneficial ownership.

The percentage of the Issuer’s Class A Common Stock beneficially owned by Mr. Beasley is based on 19,215,100 shares of Class A Common Stock outstanding, consisting of (y) 5,792,879 shares of Class A Common Stock outstanding as of the date hereof (including an aggregate of 1,186,594 shares of Class A Common Stock held directly by Mr. Beasley and GGB LP, GGB II LP, GGB Inc. and the REB Trust and beneficially owned by Mr. Beasley) and (z) the 13,422,221 shares of Class A Common Stock issuable upon conversion of an aggregate of 13,422,221 shares of Class B Common Stock held by directly by Mr. Beasley and by GGB LP, GGB II LP, GRAT #3, GRAT #4, GGB Inc., and the REB Trust and beneficially owned by Mr. Beasley.

The GRAT #3 beneficially owns 2,676,150 shares, or 31.6% of the Issuer’s Class A Common Stock. This amount is directly owned by the GRAT #3. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GRAT #3 is based on 8,469,029 shares of Class A Common Stock outstanding, consisting of: (i) 5,792,879 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 2,676,150 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 2,676,150 shares of Class B Common Stock beneficially owned by the GRAT #3.

The GRAT #4 beneficially owns 331,762 shares, or 5.4% of the Issuer’s Class A Common Stock. This amount is directly owned by the GRAT #4. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GRAT #4 is based on 6,124,641 shares of Class A Common Stock outstanding, consisting of: (i) 5,792,879 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 331,762 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 331,762 shares of Class B Common Stock beneficially owned by the GRAT #4.

GGB Inc. beneficially owns 1,156,374 shares, or 19.8% of the Issuer’s Class A Common Stock. This amount includes (i) 482 shares of Class A Common Stock directly held by GGB Inc., (ii) 33,276 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 33,276 shares of Class B Common Stock directly owned by the GGB Inc., (iii) 1,074,883 shares of Class A Common Stock held by the GGB LP, of which GGB Inc. is the general partner, and (iv) 47,733 shares of Class A Common Stock held by the GGB II LP, of which GGB Inc. is the general partner. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB Inc. is based on 5,826,155 shares of Class A Common Stock outstanding, consisting of: (i) 5,792,879 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 33,276 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 33,276 shares of Class B Common Stock beneficially owned by the GGB Inc.

The GGB LP beneficially owns 1,407,054 shares, or 23.0% of the Issuer’s Class A Common Stock. This amount includes (i) 1,074,883 shares of Class A Common Stock directly owned by the GGB LP and (ii) 332,171 shares of Class A Common Stock issuable upon conversion of 332,171 shares of Class B Common Stock held by the GGB LP. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB LP is based on 6,125,050 shares of Class A Common Stock outstanding, consisting of: (i) 5,792,879 shares of Class A Common Stock outstanding as of the date hereof and (ii) 332,171 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 332,171 shares of Class B Common Stock beneficially owned by the GGB LP.

The GGB II LP beneficially owns 9,737,537 shares, or 62.9% of the Issuer’s Class A Common Stock. This amount includes (i) 47,733 shares of Class A Common Stock directly owned by the GGB II LP and (ii) 9,689,804 shares of Class A Common Stock issuable upon conversion of 9,689,804 shares of Class B Common Stock held by the GGB II LP. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB II LP is based on 15,482,683 shares of Class A Common Stock outstanding, consisting of: (i) 5,792,879 shares of Class A Common Stock outstanding as of the date hereof and (ii) 9,689,804 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 9,689,804 shares of Class B Common Stock beneficially owned by the GGB II LP.

Item 5(b) of the Original 13D is hereby restated as follows:

(b) Mr. Beasley in his individual capacity has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 57,400 shares of Class A Common Stock and 62,322 shares of Class B Common Stock directly owned by Mr. Beasley. Mr. Beasley in his capacity as the trustee of each of the REB Trust, GRAT #3, and GRAT #4, and as the as sole shareholder of GGB Inc., the general partner of each of GGB LP and GGB II LP, has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the: (i) 1,074,883 shares of Class A Common Stock and 332,171 shares of Class B Common Stock held by the GGB LP; (ii) 47,733 shares of Class A Common Stock and 9,689,804 shares of Class B Common Stock held by the GGB II LP; (iii) 482 shares of Class A Common Stock and 33,276 shares of Class B Common Stock held by the GGB Inc.; (iv) 6,096 shares of Class A Common Stock and 296,736 shares of Class B Common Stock held by the REB Trust; (v) 2,676,150 shares of Class B Common Stock held by the GRAT #3; and (vi) 331,762 shares of Class B Common Stock held by the GRAT #4.

Item 5(c) of the Original 13D is hereby amended to include the following description:

On February 11, 2010, options to purchase 487,500 shares of Class A Common Stock held by Mr. Beasley expired unexercised.

On January 4, 2010, several estate planning transactions were completed as follows: (i) 96,898 shares of the Class B Common Stock owned directly by GGB Inc. were transferred to GGB II LP, (ii) 3,527 shares of Class A Common Stock and 9,538,062 shares of Class B Common Stock directly owned by the RL Trust were transferred to GGB II LP, (iii) 44,206 shares of Class A Common Stock and 54,844 shares of Class B Common Stock directly owned by Mr. Beasley were transferred to GGB II LP, (iv) 482 shares of Class A Common Stock directly owned by Mr. Beasley were transferred to GGB Inc., and (v) 332,171 shares of Class B Common Stock directly owned by the FIT Trust were transferred to GGB LP.

On December 17, 2009, 88,503 shares of the Class B Common Stock directly owned by GRAT #4 were transferred to the RL Trust in an estate planning transaction.

On December 16, 2009, 38,710 shares of the Class B Common Stock directly owned by the RL Trust were transferred to the George Beasley Estate Reduction Trust, dated June 7, 1999 in an estate planning transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010

/s/ George G. Beasley
George G. Beasley

GEORGE G. BEASLEY REVOCABLE LIVING TRUST, DATED MAY 26, 2006

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GGB FAMILY LIMITED PARTNERSHIP FLORIDA INTANGIBLE TAX TRUST

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST #3, DATED DECEMBER 9, 2008

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST #4, DATED NOVEMBER 21, 2008

/s/ George G. Beasley
By:	George G. Beasley
Title:	Trustee

GGB FAMILY ENTERPRISES, INC.

/s/ George G. Beasley
By:	George G. Beasley
Title:	President

GGB FAMILY LIMITED PARTNERSHIP
By:	GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By:	George G. Beasley
Title:	President

GGB II FAMILY LIMITED PARTNERSHIP
By:	GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By:	George G. Beasley
Title:	President

List of Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement